

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2023

Jeffrey Wong Kah Mun
Chief Executive Officer
Winvest Group Ltd
50 West Liberty Street, Suite 880
Reno, NV 89501

> **Re: Winvest Group Ltd**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 18, 2023**
> **File No. 333-267006**

Dear Jeffrey Wong Kah Mun:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 14, 2023 letter.

Amendment No. 4 to Registration Statement on Form S-1 Filed April 18, 2023

Business Overview, page 2

1.   We note your statements here and in the "Our Business" section starting on page 34, that state that TCG will seek to obtain a California Lender License once the company is adequately funded. However, we also note your statements that there is no need for government approval of principal products and services. Please revise to discuss your need for the California Lender License and generally discuss the approval process.

Competitive position in the industry, page 3

2.   We note your statement that "TCG's model sets it apart from 95% of its competitors in the industry . . . ." Please state how many competitors TCG has in the industry. Also, provide

a source for these statements or characterize them as management's belief. Additionally, we note your statement that "TCG does not have to charge high legal fees unlike the competitors in the marketplace." If known and material, please state the estimated savings to TCG.

Executive Compensation, page 50

3.   Please update this section to reflect the executive compensation received in the last fiscal year (2022). Refer to Item 402(l) of Regulation S-K.

Certain Relationships and Related Transactions, page 52

4.   Please revise to reflect the related party information as of the last fiscal year. Refer to Item 404(d) of Regulation S-K.

Consolidated Financial Statements, page F-1

5.   You provide audited financial statements for the seven-month transition period ended December 31, 2021. Since this does not satisfy the requirement for one fiscal year pursuant to Rule 3-06 (via Rule 8-01(f)) of Regulation S-X, please revise your filing to include audited financial statements for your prior fiscal year ended May 31, 2021. Refer to our guidance in Codification of Financial Reporting Policies 102.05 (Financial Reporting Release 35) and associated interpretations.

Report of Independent Registered Public Accounting Firm, page F-2

6.   The audit report provided is for the years ended December 31, 2022 and 2021. Since you do not present financial statements for the full fiscal year ended December 31, 2021, obtain and file an audit report that addresses this period consistent with the financial statements presented.

Note 2 - Summary of Significant Accounting Policies, page F-9

7.   Please disclose your accounting policy for prepaid expenses and accrued liabilities. In doing so, describe the nature of the items included in these line items. To the extent any accrued liability item exceeds five percent of total current liabilities, state the item separately in accordance with Rule 5-02.20 of Regulation S-X. Consider stating separately any prepaid expense item in excess of five percent of total current assets.

Note 3 - Business Acquisition, page F-12

8.   Please ensure you provide the historical financial statements of each business acquired in your fiscal 2022 as prescribed by Rule 8-04 of Regulation S-X, audited as appropriate.

Note 8 - Subsequent Events, page F-14

9.   Please provide the disclosure intended here, as nothing is disclosed.

<u>General</u>

10. We note your response to comment 3 and we reissue it.

- In an appropriate place in the Prospectus Summary, please add a description of your Common Stock and Series A Preferred Stock.

- In an appropriate place the Prospectus Summary and separately, in the Risk Factors, please disclose the number of vote per share for your Common Stock and Series A Preferred Stock.

You may contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Matt McMurdo